June 7, 2022

Division of Corporation Finance

United States Securities and Exchange Commission

460 Fifth Street, NW

Washington, D.C. 20549

Attention: Charles Eastman

Re: Casa Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Form 8-K furnished April 18, 2022

File No. 1-38324

Dear Mr. Eastman:

This letter is submitted on behalf of Casa Systems, Inc. (the “Company”) in response to comments in the letter dated May 24, 2022 (the “Comment Letter”) from the Division of Corporation Finance Office of Manufacturing to Edward Durkin, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed February 25, 2022 and the Form 8-K furnished on April 18, 2022. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter, and are numbered accordingly. As indicated below, the Company intends to provide disclosures addressing the matters raised in the Comment Letter in the Company’s forthcoming periodic reports, beginning with its quarterly report on Form 10-Q for the period ended June 30, 2022 and the related Form 8-K, both of which are expected to be filed on or prior to August 9, 2022.

Form 10-K for Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Income (Loss), page 76

1.

We note from your disclosure on page 59 of MD&A that the decrease in selling, general and administrative expense was primarily driven by a $2.5 million decrease in depreciation expense as assets that became fully depreciated were not replaced. Please tell us if all depreciation expense is included in selling, general and administrative expense or if any amounts are included in cost of revenue and tell us how you considered the guidance in SAB Topic 11:B. Please note that we believe it would be inappropriate to present a gross profit subtotal that excludes depreciation and amortization.

Response to Comment No. 1

In response to the Staff’s comment, the Company advises the Staff that depreciation expense is included in each financial statement line item to which the assets being depreciated relate, including cost of revenue, research and development and selling, general and administrative expense. Thus, SAB Topic 11:B does not apply.

Notes to Consolidated Financial Statements Summary of Significant Accounting Policies Inventories, page 80

2.

You disclose that inventories are stated at the lower of cost or market value. Please clarify if you recognize inventory at the lower of cost or market value, or lower of cost or net realizable value, and revise your disclosures accordingly. See ASC 330-10-35-1B.

Response to Comment No. 2

In response to the Staff’s comment, the Company advises the Staff that inventories are stated at the lower of cost or net realizable value in accordance with ASC 330-10-35-1B. The Company will revise its disclosure to use the proper terminology in its future filings.

Notes to Consolidated Financial Statements Summary of Significant Accounting Policies Revenue Recognition, page 83

3.

Please clarify the nature of the maintenance and support services provided to customers in connection with your perpetual licenses. If material, tell us how you determined that these support services are distinct performance obligations. To better understand your disclosure, tell us if customers can 'opt out' of support services included in the original sale, for a discounted purchase price. Please also disclose the percentage of customers who purchase the annual renewals. Refer to ASC 606-10-25-21.

Response to Comment No. 3

In response to the Staff’s comment, the Company advises the Staff that the nature of the maintenance and support services provided to customers in connection with its perpetual licenses relates generally to telephone support, bug fixes and unspecified periodic software updates and upgrades provided on a when-and-if-available basis. After the initial sale, customers may purchase annual renewals of support contracts. The Company’s maintenance and support services are delivered over time with contract terms ranging from one year to as long as five years.

The Company’s sales quotes for perpetual licenses provide separate pricing for the perpetual license and for annual maintenance and support services, and thus, customers may opt out of the maintenance and support services, and elect to pay only the license fee, and they may elect at any time not to renew maintenance and support services for any subsequent year at their discretion. However, annual renewals are purchased by substantially all active customers. For calendar year 2021, approximately 61% of all maintenance and support renewals quoted resulted in renewals. Substantially all of the 39% non-renewals related to inactive customers no longer deploying the Company’s software. On a dollar value basis, 99% of the total quoted renewal value for the year was renewed. The Company believes this further verifies the standalone value of the distinct performance obligations under such agreements.

The Company advises the Staff that in determining whether the perpetual licenses and the maintenance and support services are distinct performance obligations, the Company has considered that the perpetual software license is delivered before the other goods and services and has utility without the updates and technical support. The Company notes that the licensed software is fully operational and functional at the time the license is provided, independent of whether maintenance and support services are purchased, and that the maintenance and support services, when purchased, are delivered separately throughout each annual term. Additionally, the Company’s customers can benefit from the technical support and updates together with the software license transferred at the outset of the contract. As such, the Company concluded that its customers can benefit from the perpetual license and the maintenance and support services either on its own or together with one another, and therefore, both promises are capable of being distinct. While the Company believes that the unspecified updates and upgrades provided to customers under Maintenance and Support agreements are of significant value, such updates and upgrades, and related telephone support, are not considered to be critical to the continued utility of the perpetual license. Unspecified updates represent “bug fixes” and are provided to customers under Maintenance and Support agreements as needed throughout the year, on average approximately four times per year. Unspecified upgrades are considered to be major releases providing additional features and functionality, and are delivered on average approximately twice per year.

The Company also considered whether the perpetual licenses and the maintenance and support services were distinct in the context of the contract. In doing so, the Company concluded that software updates and technical support aren’t necessary for the perpetual software license to maintain a high level of utility to the customer during the license period, and as such, do not significantly affect the customer’s ability to use and benefit from the software license. The Company has also considered that the frequency with which the unspecified upgrades and updates are provided to its customers does not indicate that such upgrades and updates are highly interrelated or interdependent with the perpetual license and that the nature of the promise to deliver the perpetual license and the promise to deliver maintenance and support services, within the context of the contract, is to transfer each of these goods and services individually, as opposed to as a combined item. Moreover, the Company has also concluded that it is appropriate to account for its telephone support provided under its maintenance and support services arrangements as a combined performance obligation with the unspecified updates and upgrades as they are both stand-ready obligations and have the same pattern of revenue recognition over the same period.

Based on these considerations, the Company has concluded that the perpetual license and the maintenance and support services are distinct performance obligations.

Note 16. Segment Information, page 107

4.

We note from your disclosure in Note 16 that you operate as one operating segment and the CODM is your President and Chief Executive Officer. We also note from an Investor Day 2021 presentation, that management includes Vice Presidents of Access Devices, Product Management and Wireline Solutions. Please describe the role of the CODM and each of the individuals who report to the CODM. Also, please describe the roles of the aforementioned Vice Presidents. In addition, please provide us the following information:

• Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

• Describe the information regularly provided to the CODM and how frequently it is prepared;

• Describe the information regularly provided to the Board of Directors and how frequently it is prepared;

• Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

• Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

• Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response to Comment No. 4

In response to the Staff’s comment, the Company advises the Staff that the chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer (“CEO”). In making this determination, management considered the role performed by the CEO, which includes allocating resources to and assessing the operating results of the Company, and the CODM maintains full authority over all key operating and strategic decisions of the business. The CODM views the business today as addressing one single segment by providing core-to-edge network infrastructure solutions.  The CODM currently makes key operating decisions based on financial information at the consolidated company level. The key financial information monitored to assess operating performance and allocate resources of the Company include consolidated revenue and revenue growth, consolidated gross margin, consolidated EBITDA, and revenue by product type. Each of the CODM’s direct reports and their respective primary roles are as follows:

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Chief Customer Officer – Management of worldwide Sales and Inventory and Supply Chain. All personnel within each operating function (i.e., Sales, Supply Chain/Purchasing and Inventory Management) are organized by function on a fully integrated worldwide basis, rather than based on any single product line or category of product lines. While, for practical purposes, geographical teams do exist, all teams report up through a single global organization, ultimately reporting to the Chief Customer Officer. Note also that all sales personnel across all geographies are tasked with cross-selling all of the Company’s product offerings.

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Senior Vice-President Access Devices – Principally responsible for management of worldwide product marketing, across all products and geographies, as well as product development for the Company’s Access Device product line. The Senior Vice-President Access Devices does not have responsibility for any aspect of financial performance of the Company’s access device products. The Company notes, however, that the Senior Vice-President Access Devices does also serve as the local, on-site managing director of the Company’s operations in Sydney, Australia and a Director of the Company’s Australian subsidiary, and in this capacity, does receive, review and approve the standalone statutory financial statements of the subsidiary; however, such activities are performed for legal compliance only. Such standalone financial statements are not provided to or reviewed by the CODM, and are not used for evaluation of the performance of the subsidiary or performance of the Senior Vice-President Access Devices.
-	Chief Technical Officer – Oversees worldwide research and development operations.
-	Vice-President Product Management – Management of the product life-cycle for the Company’s various product lines, working extensively with both the global Sales and Research & Development teams.
-	Senior Vice President of Operations – Management of the Company’s worldwide operations, including global Human Resources and facilities.
-	Chief Financial Officer – Company-wide financial management and oversight.
-	General Counsel – Oversight for all corporate legal matters

The Vice President Wireline Solutions is not a direct report of the CODM, but rather reports to the Chief Customer Officer. Responsibilities are focused on solutions architecture supporting the global sales efforts of the Company’s wireline products, which include both cable and fixed telco product lines.

The Company notes that none of the CODM’s direct reports are responsible for the financial performance of any specific product lines, subsidiaries, geographies or divisions. All such executives are responsible for functional areas of the business, such as sales, business development, engineering, etc., typically working across multiple markets, and have no individual authority to allocate resources or make key operating and strategic decisions for the Company. The Company has no segment managers as defined under ASC 280-10-50-7 or a function thereof who are directly accountable to and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for a separate component.

The following is a description of the various meetings held with the CODM and how often those meetings are held. Neither of these meetings include any discussion on detailed financial information other than revenue and no information with respect to profitability is discussed or presented at these meetings:

•

The CODM holds weekly meetings with all direct reports described above. There are no other attendees. These meetings are held each Monday afternoon, and consist of each attendee providing a verbal update on their respective functional areas. The Chief Customer Officer will typically start with an update as to how revenue is tracking against forecast for the quarter on a consolidated basis only. This typically consists of discussion of significant individual deals won and lost, updates with respect to deals expected to close within the quarter, expectations with respect to timing of order fulfilment and any other relevant factors contributing to updated expectations regarding consolidated revenue for the quarter. In instances where variances from expectations may be attributable to specific product lines, it may also include commentary on a product line basis. The Chief Financial Officer will discuss the status of ongoing projects, such as the status of the quarterly close process, the annual audit, financing considerations, and similar topics, depending on what is currently in process. The other direct reports will follow with their reports on day-to-day operational issues within their areas, such as status of various R&D projects, supply chain management updates, personnel matters, etc. No financial information is provided to the CODM in advance of the meeting, nor is any financial presentation provided or discussed during the meeting other than the consolidated revenue tracking described above. This meeting is strictly an informal, verbal update as to what each individual is working on for the week, status of ongoing projects, etc.

•

In addition to the weekly Monday afternoon meeting with his direct reports, the CODM attends weekly sales meetings, held on Tuesday morning and Tuesday afternoon (split into two parts for time zone reasons) led by the Company’s Chief Customer Officer. These meetings are also attended by the Company’s Chief Financial Officer, as well as key Sales executives. In these meetings, the Chief Customer Officer presents various sales-related information, focused on consolidated revenue and progress towards quarterly consolidated bookings and revenue forecast, major deal status, and quoting activity, with details by product lines, geographies, sales representative, etc. The Company advises the Staff that these meetings are focused solely on sales/revenue, and no information with respect to gross margins or other measures of profitability is discussed or presented at these meetings.

In addition to the informal Monday senior team meetings and the Tuesday meetings to review progress towards quarterly consolidated booking and revenue goal attainment, the CODM is provided quarterly actual to budgeted financial results prior to the quarterly Board of Directors meeting. These materials are consistent with the financial information that is prepared and presented to the Board of Directors, as described below. Additionally, the CEO receives headcount reports, engineering roadmap reports and other like reports of a non-financial nature.

On a quarterly basis, the Company prepares financial information to be presented to the Board of Directors. The financial information regularly provided to the Board of Directors includes the Company’s consolidated financial statements, together with schedules analyzing variances to prior periods and the approved budget/forecast. All amounts presented are on a consolidated basis, including both GAAP and non-GAAP measures consistent with the consolidated financial measures reported publicly on Forms 10-K, 10-Q and 8-K. The Company advises the Staff that beginning in April 2022, the Board of Directors presentation also includes a disaggregation of revenue into new categories for hardware, software, and services/support. There is no other financial information presented to the Board of Directors by specific product lines, subsidiaries, geographies or divisions other than revenue.

The Company’s annual budget is prepared by the Vice President of Finance, and is reviewed and approved by the Chief Financial Officer prior to submission to the CEO/CODM for review and approval. In addition, once approved by the CEO, the budget is provided to the Board of Directors for approval.  The process for preparing the annual budget consists of the following primary activities:

•

First, a revenue forecast is obtained from the Chief Customer Officer. This forecast is prepared on a detailed, product-line basis, grouped into the Company’s three primary product lines (Cable, Fixed Telco and Wireless) which is in turn used by the Vice President of Finance to estimate an overall Company-wide consolidated gross margin based on historical gross margin performance and product revenue mix. While revenue forecasts are prepared by product line, the budget for gross margin and operating income or loss is prepared on a consolidated basis and not developed by product line.

•

Second, all operating and non-operating expenses are estimated based on prior year actual amounts and known expected changes (approved new hires, etc.). The budget for operating expenses is developed at a “cost center” level, with each cost center representing a specific function. Cost centers are not aligned to specific products or product groups; however, certain cost centers may naturally be specific to a product or product group. For example, the supply chain cost center is used for all products, while the “R&D-Wireless” cost center is dedicated to the R&D of a specific product group. Further, cost centers are, for tax and legal compliance purposes, specific to legal entities, and thus are aligned by geography. However, the Company notes that, since all cost centers are not aligned to a specific product line, there is no practical way to accurately derive product line operating results from the budget.

•

Third, the results of the above processes are aggregated into a consolidated income statement that aligns with the Company’s external financial reporting. Revenues are grouped into the three primary product lines mentioned above, one consolidated cost of goods sold budget amount is presented, and all cost center budgets are aggregated into the two expense line items for Research & Development and Selling, General and Administrative expense.

•

The final budget submitted to the CEO/CODM for approval, and in turn to the Board of Directors for approval, is in this same format as the Company’s external financial statements, as filed on Forms 10-K and 10-Q, shown for each fiscal quarter with a total for the year. Further, a “low-medium-high” derivation is prepared, modeling forecasted results based on variances in forecasted sales on a “top-down” basis, whereby consolidated gross profit and operating expenses are adjusted based upon the various changes to the revenue forecast. Such adjustments to gross profit may be based on the sales mix corresponding to each version of the revenue forecast, while operating expense adjustments are typically made to account for changes in commissions and bonus expenses based upon the various levels of revenue and net income or loss resulting from the changes in revenue. However, in each derivation, only consolidated amounts are presented for review by the CODM and Board of Directors, and this is the level at which the budget is discussed and the level at which the CODM makes changes to the budget.

Discussion of consolidated actual to budgeted variances takes place between the Vice President of Finance and Chief Financial Officer, at least quarterly, before final communication with the CEO/CODM, which is done quarterly, during preparation for the quarterly Board of Directors meetings. The discussion is focused on consolidated revenue, consolidated gross margin, consolidated operating expenses, and consolidated non-GAAP measures consistent with the Company’s external reporting. For revenue, variances are discussed for each of the Company’s three product lines (Cable, Fixed Telco and Wireless). For gross margin, the discussion typically involves a review of the impact of variability in product mix to ensure that the consolidated gross margin variance can be reasonably explained. Note that no gross margin by product line information is available. Rather, this is done on an overall consolidated basis and at a high, “directional” level only. For example, a lower gross margin can be expected when the revenue mix contains a higher proportion of hardware heavy products. Operating expenses are first reviewed in total, and when necessary, specific consolidated expense categories (i.e., payroll expenses, professional services expenses, etc.) are discussed to provide additional explanation.

The Company respectfully advises the Staff that the determination of compensation for the Company’s executive officers is described in its Proxy Statement, filed with the SEC on April 1, 2022. The guidelines and principles described therein are applied to each of the CODM’s direct reports. The Company further notes that the overall Company performance (consolidated revenue, consolidated net income, consolidated earnings per share, consolidated EBITDA, etc.) is considered when determining compensation for the CODM’s direct reports, and none are compensated based on the financial performance of any specific product line, division, subsidiary or any other segmented measure of financial performance.

As discussed above, the discrete financial information that is available and regularly provided to the CODM that is used to allocate resources, assess the operating results of the business including comparison to budgets, and make the key operating decisions of the Company are on a consolidated basis. Moreover, this information that is regularly reviewed by the CODM to make such decisions is the same information that is provided to the Board of Directors and is the basis on which each of the CODM’s direct reports are compensated. For these reasons and those discussed above, the Company has concluded that it operates as one operating segment.

Form 8-K furnished April 18, 2022 Exhibit 99.1 Earnings Release Reconciliation of Selected GAAP and Non-GAAP Financial Measures, page 7

5.

We note that your reconciliation of net income to non-GAAP net income includes an adjustment for amortization of acquired intangibles. Please revise to disclose the nature of the amortization that is being excluded from the measure; and that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation.

Response to Comment No. 5

In response to the Staff’s comment, the Company advises the Staff that it will revise its disclosure in future filings to specify the nature of the amortization that is being excluded from the measure, and that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to the revenue generation.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (978) 688-6706, extension 6612, or by e-mail at Edward.Durkin@casa-systems.com.

Sincerely,

/s/ Edward Durkin
Edward Durkin
Chief Financial Officer